GN

SEC MAIL PROCESSING RECEIVED
FEB 12 2007
WASH. D.C. 186 SECTION

Office of International Finance
Division of Corporate Finance
Securities and Exchange commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

07021071

February 1, 2007

SUPPL

SEC file no. 82-35034 – filing according to Rule 12g3-2b.

Attached please find documents furnished on behalf of GN Store Nord A/S pursuant to Rule 12g3-2b.

Yours sincerely,

GN Store Nord A/S

PROCESSED

FEB 16 2007

THOMSON
FINANCIAL

Dw 2/16

82 - 35034

January 5, 2007

ANNOUNCEMENT NO: 1

Extraordinary General Meeting – Chairman's Report

Please find enclosed the Chairman's Report submitted to the GN Store Nord Extraordinary General Meeting held on January 5, 2007.

For further information, please contact:

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 45 75 00 00

Jens Bille Bergholdt
Investor Relations

GN Store Nord A/S
Tel.: +45 45 75 02 70

Good morning, and welcome to this extraordinary general meeting of GN Store Nord held today at our new headquarters, which consist of the building you walked through after you came through the main entrance, a newly constructed building to the right, and the building behind this room, which is also the staff canteen. As you might have noticed when you arrived, we're not completely done constructing the entire complex yet, but we'll be moving our headset operations into the buildings in this first quarter of this year. With these new headquarters, our staff now has an excellent place to work, and I can also tell you that GN ReSound will be remaining here, since Phonak will be renting one of the GN buildings.

The sole purpose of the general meeting today is to enable GN to distribute to its shareholders most of the net proceeds from the sale of GN ReSound as quickly as possible, and to eliminate the shares GN purchased in connection with its share buyback program in the spring of 2006. So you could say that this general meeting is a bit technical in nature, and for that reason it surprises me to see so many people here today. It is a pleasure, though, to see that the level of interest in GN is so high.

At GN's ordinary annual general meeting in March this year, I will, as usual in the Chairman's Report cover important GN activities in 2006 including, of course, the sale of GN ReSound. Therefore I recommend that at this extraordinary general meeting today, we stick to the topic we have called the meeting to address: the distribution of funds to GN shareholders.

As you know, GN entered into an agreement last year to sell GN ReSound to Swiss hearing instrument manufacturer Phonak AG.

The total consideration is DKK 15.5 billion on a debt and cash free basis. The agreement is subject to approval by the competition authorities and Phonak's subsequent rights issue to fund part of the acquisition price. There have been no changes to this, and we expect the sale to close sometime in the first half of this year. Unfortunately, that is all I'm able to say right now about this part of the process.

As mentioned, we called this extraordinary general meeting in order to distribute the proceeds from the sale of GN ReSound as quickly as possible. We want to do this by means of a reduction in the share capital. A capital reduction is the method that will allow us to distribute a substantial amount to our shareholders without subjecting certain groups of shareholders to unnecessary taxation.

All of the Board's proposals will be explained in greater detail in a few moments by the chairman of our meeting today, attorney Mr. Søren Jenstrup. First, however, I would like to highlight the proposal stated in item b) on the agenda, which is basically to reduce GN's share capital to a quarter of what it is today and in that connection distribute DKK 61 per share to GN's shareholders. The share capital reduction is ultimately conditional on Board verification of the closing of the deal to sell GN ReSound to Phonak. We would be able to perform the capital reduction once the required three-month notification period has expired and any claims filed by the creditors or other parties have been satisfied.

If the resolution proposed as item b) is passed at the general meeting here today, then the three-month notification period would start tomorrow and expire after Easter, in mid-April. This means that distribution may take place in the last half of April 2007, after the final decision has been made by the Supervisory Board and a short period of time for processing by the Danish Commerce and Companies Agency, the Copenhagen Stock Exchange, VP Securities Services and GN's issuing bank Nordea. Distribution would, of course, still be subject to the competition authorities approving the sale of GN ReSound to Phonak and on Phonak transferring the money to GN.

In the invitation to this meeting today, we mentioned that we had filed an application with the Danish tax authorities for shareholder exemption under section 16 A (2) of the Danish Tax Assessment Act. I am pleased to announce that we have already received this exemption from the tax authorities. Specifically, this means that individual shareholders liable to pay tax here in Denmark can choose to have the amount taxed as share sale proceeds or as dividends. The exemption granted also means that GN will not be withholding tax on distribution of the proceeds, and as a result, GN shareholders must themselves report the distribution sum received to the relevant tax authorities here in Denmark or abroad.

GN already transferred more than half a billion Danish kroner back to its shareholders in 2006 in the form of dividends and share buybacks, so we are proud to be able to return a total additional amount of approximately DKK 12.4 billion. We also think that, with the above-described distribution method combined with the exemption granted by the Danish tax authorities, we have provided the most flexible way to distribute this sizeable amount.

As soon as we know what the final figure for the net proceeds from the GN ReSound sale is, GN will pay an additional amount to shareholders through a new share buyback program, which will result in GN subsequently holding one billion kroner in cash.

After the divestment of GN ReSound, GN will be a focused headset manufacturer. We hired Toon Bouten as president and CEO in October 2006, and he and executive vice president & CFO Jens Due Olsen will constitute GN's Executive Management in the future. GN's Executive Management and staff are at this time working to develop GN's future strategic platform. Their first priority is to restore profitability and increase the growth and cash flow of the company's headset operations. We have a strong starting point for this work. As the world's largest independent headset manufacturer, GN enjoys substantial economies of scale. GN also has a strong tradition of acquiring technologies and implementing them in innovative products, and today we have the broadest product portfolio on the market. The results of this strategy work will be presented in connection with publication of the company's fourth-quarter results and the Annual Report 2006 on February 22, 2007, and I will, of course, also be telling you more about that in my Report at GN's ordinary general meeting in March of this year.

Thank you for your attention.

82 - 35034

January 5, 2007

ANNOUNCEMENT NO: 2

Extraordinary General Meeting of GN Store Nord A/S

Earlier today, GN Store Nord held an extraordinary general meeting.

At the extraordinary general meeting, the shareholders adopted the Supervisory Board's proposal for a resolution to reduce the Company's share capital by a nominal amount of DKK 21,611,200 through the cancellation of 5,402,800 treasury shares of DKK 4 each corresponding to the number of shares acquired in the share buyback program in the spring of 2006.

The other proposals on the agenda were all motivated by a wish to pay out the bulk of the net proceeds from the sale of GN ReSound to GN's shareholders as soon as possible after final adoption.

The Supervisory Board's proposal to reduce the Company's share capital by a nominal amount of DKK 625,080,780 was adopted. The share denomination is therefore reduced from DKK 4 per share to DKK 1 per share to be able to pay out DKK 61 per share to the shareholders. Payment will be effected when the three-month period for filing claims has expired and any claims filed have been satisfied or security has been provided for them, and when the sale of GN ReSound to Phonak has been finalized.

Also, the shareholders voted in favor of authorizing the Company's Supervisory Board to amend article 4(1) of the Company's articles of association. The amendment means that the share capital will in future be stated after having completed the share capital reductions adopted as set out above.

The Supervisory Board's proposal for a resolution to authorize the amendment of article 4(3) of the Company's articles of association was also adopted. Consequently, the Supervisory Board will in future only be able to increase the share capital by DKK 50 million as opposed to the previous limit of DKK 205 million.

Finally, the shareholders in general meeting adopted the Supervisory Board's proposal to authorize the Company's Supervisory Board to make the necessary changes required for the registration of the above-mentioned resolutions with the Danish Commerce and Companies Agency, see the agenda on page 2.

For further information, please contact:

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 45 75 00 00

Jens Bille Bergholdt
Investor Relations

GN Store Nord A/S
Tel.: +45 45 75 02 70

a) The Supervisory Board's proposal for a resolution to reduce the Company's share capital by a nominal amount of DKK 21,611,200. The capital reduction will be implemented by cancelling 5,402,800 treasury shares of DKK 4 nominal value each. The amount of the reduction will be paid to the Company, which owns the shares, cf. section 44a(1)(ii) of the Danish Public Companies Act, by being transferred to the Company's distributable reserves. The capital reduction cannot be implemented until the three-month period for filing claims has expired, and any claims filed have been satisfied or security has been provided for them, cf. section 46 of the Danish Public Companies Act.

b) The Supervisory Board's proposal for a resolution to reduce the Company's share capital by a nominal amount of DKK 625,080,789. The reduction will be implemented by reducing the nominal value of the shares from DKK 4 to DKK 1 each by way of a cash payment totalling DKK 12,709.976.043 (a total of DKK 61 per share of DKK 4 nominal value, that is at a price of 2,033.33 (rounded)) to the shareholders, cf. section 44a(1)(ii) of the Danish Public Companies Act. The implementation of the share capital reduction is subject to the Company's Supervisory Board establishing that the agreement made by the Company to sell GN ReSound to Phonak-Group has been finally completed as assumed. Furthermore, the capital reduction cannot be implemented until the three-month period for filing claims has expired, and any claims filed have been satisfied or security has been provided for them, cf. section 46 of the Danish Public Companies Act.

c) The Supervisory Board's proposal for a resolution to authorise the Company's Supervisory Board to make the relevant amendment to article 4(1) of the Company's articles of association to the effect that the share capital is specified after deduction of the relevant amount of the reduction following the implementation of the resolution adopted under item a) and/or item b).

d) The Supervisory Board's proposal for a resolution to authorise the Company's Supervisory Board to amend article 4(3) of the Company's articles of association to the effect that the existing authorisation to increase the share capital is reduced from DKK 205,000,000 to DKK 50,000,000. The authorisation to amend article 4(3) is subject to completion of the capital reduction pursuant to item b) on the agenda.

e) The Supervisory Board's proposal for a resolution to authorise the Company's Supervisory Board to make such amendments of the resolutions adopted under items a), b), c) and d) as may be required in connection with registration with the Danish Commerce and Companies Agency.

82 - 35034

January 5, 2007

ANNOUNCEMENT NO: 3

Financial Calendar 2007 for GN Store Nord A/S

Please find GN's financial calendar for 2007 below pursuant to mandatory disclosure regulations for companies listed on the Copenhagen Stock Exchange:

Annual Report 2006:	February 22, 2007
Annual General Meeting:	March 21, 2007
Q1/2007:	May 3, 2007
Q2/2007:	August 15, 2007
Q3/2007:	November 6, 2007

In connection with the announcement of the annual report 2006, which as earlier mentioned will be published on February 22, 2007, GN will present its new business strategy.

For further information, please contact:

Jens Bille Bergholdt
Investor Relations

GN Store Nord A/S
Tel.: +45 45 75 02 70

January 16, 2007

ANNOUNCEMENT NO: 4

Stock Options Granted to GN Store Nord Insiders

Please find below a statement of stock options granted under securities identification code DK0010272632 in pursuance of the Danish Securities Trading Act.

Name	Reporting Category	Date of Grant	Transaction Type	Number of Options Granted	Strike Price (DKK)
Toon Bouten	Executive Management	January 16, 2007	Stock options	84,951	80.4

The options granted have been issued by the company effective November 13, 2006, and the strike price was determined on the basis of the average price of the company's shares over a 5-day period following the release of the company's Q3 Interim Report 2006. The overall Black-Scholes value of the options granted was DKK 1,750,000 at the time of grant.

For further information, please contact:

Jens Bille Bergholdt
VP Investor Relations

GN Store Nord A/S
Tel.: +45 45 75 02 70

GN

82 - 35034

January 16, 2007

ANNOUNCEMENT NO: 5

Sale of GN ReSound to Phonak Holding AG – Update on Approvals by Competition Authorities

Phonak has received all but one of the required competition authority approvals including that of the United States of America concerning the agreed acquisition of GN ReSound.

The ongoing review of the acquisition by the German Federal Cartel Office (Bundeskartellamt) is now in the stage of the main examination proceeding.

However, this does not change the expectation that the transaction will be completed in the first half of 2007.

At the extraordinary general meeting of January 5, 2007 GN ensured that the return of the applicable net proceeds through a share capital reduction can take place shortly after the completion of the transaction.

For further information, please contact:

Jens Bille Bergholdt
VP Investor Relations

GN Store Nord A/S
Tel.: +45 45 75 02 70

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 45 75 00 00

END